Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For January/February 2005

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒.

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Media Releases /ASX Announcements

Exhibit 1 – JP Morgan Healthcare Conference presentation slides

Exhibit 2 – Completion of Port Macquarie Base Hospital sale

Exhibit 3 – Mayne Pharma and Strides broaden supply and distribution partnership with anti-infective products

Exhibit 4 – Mayne receives USFDA warning letter regarding adverse drug event reporting

EXHIBIT 1

Mayne Group Limited

JPMorgan Healthcare Conference

Mr Stuart James

Group Managing Director and Chief Executive Officer

January 13, 2005 San Francisco, USA

Forward-looking statement

Comments will be made that are forward-looking statements for the purposes of the Private Securities Litigation Reform Act of 1995. We caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated. Economic, competitive, governmental, technological and other factors that may affect Mayne’s operations are discussed in our Securities and Exchange Commission Form 20F for the year ended 30 June 2004, and are incorporated here by reference. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

Agenda

Mayne Group overview

Mayne Pharma growth opportunity Mayne Group outlook

Note: $US/$A conversion rate throughout presentation: 0.70

Mayne Group snapshot

Mayne Group Limited

ASX listed: $US 2.0 billion market capitalisation 12,000 employees

Pharmaceuticals Diagnostic Services Pharmacy

Mayne Pharma Specialty and generic injectable pharmaceuticals

Pathology Wholesale distribution

Diagnostic Imaging

Consumer Products Nutraceutical and OTC products

Medical Centres

Retail development

Mayne’s business portfolio

Focussed on high growth and high return sectors in health Leading market positions established in each business Portfolio benefits

– Diversification – risk reduction

– Capital allocation – strong cash flow from Diagnostic Services and Pharmacy support Pharma growth

Strong returns – each business is positioned to deliver returns that build shareholder value

Relative contribution of businesses

2004 Revenue Contribution* $US 2,460 million

Pharmacy 59%

Pharmaceuticals 18%

Diagnostics 23%

2004 EBITA Contribution* $US 164 million**

Pharmacy 16%

Diagnostics 39%

Pharmaceuticals 45%

* Based on FY04 continuing business revenue and EBITA (i.e. excludes Hospitals business divested November 2003) ** After unallocated items of $US 8.5 million

Financial performance

Revenue*

$US millions

2,500 2,000 1,500 1,000 500 0

2,459.9 2,231.2 1,610.2

FY02(1) FY03 FY04

EBITA*

$US millions

200 150 100 50 0

164.3 145.3 106.9

FY02(1) FY03 FY04

(1) Includes FH Faulding & Co Limited results from 1 October 2001

* Continuing business i.e. Excludes Logistics (divested February 2003) and Hospitals (divested November 2003) Note: $AU amounts converted to $US at $US 0.70/$AU 1.00

Strong balance sheet

As at June 30

($US millions) 2002 2003 2004

Net debt 137 261 318

Equity 2,533 2,092 1,765

Gearing* 5.1% 11.1% 15.3%

Target gearing ratio of 20- 30% Substantial flexibility remains

Dividend payout ratio: 40- 50% of NPATA**

* Net debt/(Net debt + equity)

** Net profit after tax before amortisation

Note: $AU amounts converted to $US at $US 0.70/$AU 1.00

Mayne Pharma

Mayne Pharma snapshot

History	→	Mayne acquired Faulding in 2001	Faulding/DBL has more than 150 years experience in pharmaceuticals
Financials	→	FY04 sales FY04 EBITA margin	$US 351 million (5 year CAGR: 22%) 19.6% (5 year CAGR: 25%)
People	→	Employees	1,900
Places	→	Geographic presence	Direct: 20 countries, 5 continents Indirect distribution: 30 countries
Products	→	Approved products (oncology emphasis)	Americas 40+ EMEA 60+ Asia Pac 115+
Facilities	→	Manufacturing facilities	Mulgrave, Australia (cytotoxic) Aguadilla, Puerto Rico Boulder, USA (API processing) Wasserburg, Germany

Note: $AU amounts converted to $US at $US 0.70/$AU 1.00

10

Hospital (injectable) specialist

Anaesthetics Analgesics Anti Infective Agents Antibacterial Agents Anticholinergic Agents

Anticoagulants/Antithrombotic Agents Antidotes Antiepileptic Agents Antifungal Agents Antihistamines Antipsychotic Agents Cardiovascular Agents Diagnostic Agents Hormone Replacement Therapies Immunosuppressants Labour Agents Muscle Relaxants Pain Management Oncology Vitamins, Mineral Supplements

Revenue by therapeutic class*

Anaesthetics Analgesics

Anti-Infectives

Oncology

Other

Bone Modulating/ Oncology

* Based on FY04 revenues

Global growth strategy

SPECIALTY PHARMACEUTICALS FOCUS

Proprietary Products, Branded Generics, Commodity Generics, Biogenerics

INTERNAL GEOGRAPHIC ACQUISITION

DEVELOPMENT EXPANSION & IN-LICENSING

LOW COST SUPPLY CHAIN

Pooling of strengths

Global sales and

marketing

Low cost R&D and supply chain

Global distribution platform

Direct presence

Distribution arrangements

Mayne has a unique global footprint in generic injectable pharmaceuticals

Building our presence

Feb ‘04: Entered into agreement with Ivax for manufacture and distribution of Paxene® in Europe

Dec ‘04: Direct presence in Spain through Rovi acquisition

June ‘03 Dec ‘03 June ‘04 Dec ‘04

Aug ‘03: Acquired Abbott’s US paclitaxel business and Napro’s paclitaxel API business

Oct ‘03: Acquired two key oncology products for US market

Mar ‘03: Acquired injectable multivitamin products from aaiPharma

Leading market positions

EMEA Emerging Leader*

41% revenue

Market leader in generic injectables in continental Europe and UK

#1 generic injectable oncology in UK & France #2 generic injectable oncology in Germany & Italy Only pan European generic injectable sales force

Asia Pacific Regional Leader

34% revenue

Clear market leader in generic injectable pharma in Australia

Established positions in Thailand, Malaysia, Korea, Singapore, Taiwan, Hong Kong and China

Americas Growing Presence

25% revenue

Emerging US business: #4 in generic injectable oncology #2 generic hospital player in Canada

Mayne has leading market positions around the world in generic hospital pharmaceuticals

Source: IMS data adjusted for discounts & Mayne data. *Ranking excludes Spain, Portugal, Ireland, Greece.

Low cost supply chain

R&D API sourcing and development Fill and finish manufacturing

Strong internal pipeline Oncology specialisation Over 200 R&D staff located globally Regional expertise in regulatory and IP

Existing capabilities

Paclitaxel API processing facility, Boulder, USA Close relationships with selected external API suppliers

FDA approved injectable manufacturing facilities in each of three core regions

Mulgrave, Australia

Wasserburg, Germany

Aguadilla, Puerto Rico Strong cytotoxic capabilities at Mulgrave

R&D

R&D API sourcing and development Fill and finish manufacturing

Maintain control of strategically important molecules

Seeking relationships for R&D in low cost and generic-friendly environments Leverage Mayne’s regional expertise in regulatory and IP

Recent developments

December 2004: Agreement with Strides Arcolab to contract develop and manufacture six specialised injectable, non-cytotoxic products for Mayne to market and distribute in the US market September 2004: Intas development and contract manufacturing agreement for an important cytotoxic pipeline product

API sourcing and development

R&D API sourcing and development Fill and finish manufacturing

Vertically integrate into API development and manufacturing for strategically important molecules In-source v out-source: Balancing of objectives

Low development costs Reliability of supply

Security of IP Margin enhancement

Recent developments

December 2004: Zydus Cadilla MOU to evaluate API and fill and finish manufacturing facility in India December 2003: Acquisition of Napro’s US paclitaxel API business

Fill and finish manufacturing

R&D API sourcing and development Fill and finish manufacturing

Control manufacturing of core molecules

Existing manufacturing facilities

Partnership or direct ownership in developing countries

Contract manufacturing of

Non-core products

Commodity or low value products

Products in areas where Mayne has chosen not to develop expertise

Recent developments

December 2004: Zydus Cadilla MOU to evaluate API and fill and finish manufacturing facility in India September 2004: Intas contract manufacturing agreement

Biogenerics – key strategic focus

Biogeneric market is a fundamental strategic push for Mayne Biologic drugs are driving hospital pharmaceutical growth Regulatory pathways and patent expiries expected first in Europe (circa 2008) Early biogenerics are complementary to oncology and Mayne

EPO—Erythropoetin—$US 6.9 billion*

Stimulates red blood cell production—used for anaemia associated with chronic renal failure and non-myeloid cancer

G-CSF—Granulocyte Colony Stimulating Factor—$US 1.3 billion*

Stimulates white blood cell production—used in conjunction with chemotherapy regimens and bone marrow transplants

*Source: IMS MAT Jun-04

Mayne’s biogeneric plans

Partner/JV with leading biogeneric developers and manufacturers Mayne offers:

Leading international specialist hospital sales force Proven international regulatory expertise

Biogenerics strategy is likely to involve additional development costs as clinical trials may be required Mayne is currently working towards signing a partnership agreement for biogenerics

Significant pipeline growth

Pipeline has been significantly strengthened over the last two years

Country launches and current Local Market Value* (LMV) at launch

2500

2000

1500 LMV -USDm 1000 500

0

101

53

34

120

100 Launches 80

60 Country 40 20 0

FY04 (A) FY05 FY06*

LMV # of launches

LMV

Source: IMS, Mayne Pharma

*Local market value: the US Dollar value for the existing innovator market

Key products

Launch LMV

Product Market Date ($US m)

Carboplatin US Oct 04 750

Fluconazole mini-bag Global FY04—06 300

Ondansetron Global FY06*—07 685

Propofol US FY06* 530

Epirubicin Global FY05—07 250

Irinotecan Global FY04—09 750

Desferrioxamine Global FY04—07 65

Source: IMS, Mayne Pharma

* US launch depends on successful outcome of paragraph IV filing

An established track record of growth

500 400 300 200 100 0

Revenue: CAGR 22%

$US millions

455.0 322.1 350.6 298.4 246.9 156.3

FY00(1) FY01(1) FY02(2) FY03 FY04 FY05(3)

Notes (financial year ending 30 June)

(1) Based on FH Faulding & Co Limited (Faulding) financial statements

(2) Based on Faulding management accounts for three months to September 2001, plus Mayne financial statements for nine months to 30 June 2002

Note: $AU amounts converted to $US at $US 0.70/$AU 1.00 (3) Based on FY05 guidance provided to the market

An established track record of growth

EBITA: CAGR 25%

$US millions and Margin %

100 80 60 40 20 0

21.0%

19.6% 17.9% 18.3% 16.8%

67.8 68.7 54.5 41.5 28.0

91 EBITA margin range: 17-20%

77

FY00(1) FY01(1) FY02(2) FY03 FY04 FY05(3)

EBITA EBITA margin

Note: $AU amounts converted to $US at $US 0.70/$AU 1.00

Notes (financial year ending 30 June)

(1) Based on FH Faulding & Co Limited (Faulding) financial statements

(2) Based on Faulding management accounts for three months to September 2001, plus Mayne financial statements for nine months to 30 June 2002 (3) Based on FY05 guidance provided to the market

Outlook

AT NOVEMBER AGM WE REAFFIRMED GUIDANCE

PHARMA

Pharma FY05 revenue growth expectation – at least 30% Long-term pharma growth expectation

– Revenue growth – 15-20% p.a.

– EBITA margins – 17-20%

MAYNE GROUP

Mayne Group expected growth for FY05

– Full year EBIT growth of at least 10% against FY04 continuing business

Mayne Group Limited

JPMorgan Healthcare Conference

January 13, 2005 San Francisco, USA

EXHIBIT 2

9 February 2005

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re:	Completion of Port Macquarie Base Hospital sale

Mayne Group Limited advises the Australian Stock Exchange that further to its announcement on 23 December 2004, Mayne has completed the sale of Port Macquarie Base Hospital to the NSW Government.

Yours faithfully,

Mayne Group Limited

Karen Kee
Company Secretary

EXHIBIT 3

Media Release

2 February 2005

MAYNE PHARMA AND STRIDES BROADEN SUPPLY AND

DISTRIBUTION PARTNERSHIP WITH ANTI-INFECTIVE PRODUCTS

Mayne Group Limited (ASX:MAY) announced today that its Mayne Pharma business unit has entered into an agreement with Strides Arcolab Limited (Strides), a leading Indian developer and manufacturer of pharmaceuticals, to develop and manufacture a range of anti-infective products that Mayne will market and distribute in the US and European markets.

The new agreement follows on from a similar arrangement announced on 22 December 2004 between Mayne Pharma and Strides for the development and manufacture of six specialised injectable, non-cytotoxic products that Mayne will market in the US.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said this anti-infective product partnership was an important strategic and tactical step in executing Mayne Pharma’s growth strategy because it further leveraged the company’s broad international geographic sales and marketing presence for generic, hospital pharmaceuticals, in the second largest hospital market segment after oncology (cancer).

“The expanding collaboration with Strides will reinforce our leading international position in generic, injectable pharmaceuticals by enabling Mayne to continue to benefit from the lower research and development and manufacturing costs in India and enter this very important market segment,” Mr James said.

“Expansion into the anti-infective market ideally complements our existing generic, injectable product portfolio and will enable our sales reps to better meet customer needs by developing more innovative and compelling offerings,” he said.

“We partnered with Strides because they are vertically integrated in R&D and manufacturing for this range of specialised anti-infective products, as well as having very strong arrangements for supply of the raw material. They also have a proven track record in this area, which means we will be marketing high-quality medicines that are sourced at globally competitive prices,” he said.

Based on IMS data, the products generated sales in the US and Europe in excess of US$ 1.1 billion in the 12 months to 30 June 2004. It is expected that the products will be progressively introduced to the market commencing in fiscal 2006.

Arun Kumar, Strides Group CEO said “Strides is pleased to expand our already existing relationship with Mayne to include a range of anti-infective, sterile injectables for the US and European markets. This expanded relationship is a strong reflection of the growing cooperation between the two companies.”

He further commented that the relationship with Mayne further consolidates Strides partnering philosophy for global hospital markets.

Mayne Group Limited is listed on the Australian Stock Exchange and has business in international specialty pharmaceuticals (in the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products. Additional information is available at the company’s website at www.maynegroup.com.

Strides Arcolab Limited, listed on the Indian National Stock Exchange (STAR) and Bombay Stock Exchange has a global presence in more than 50 countries. The company has factories in India, Brazil, Mexico and USA. The Indian manufacturing facilities for the regulated markets are approved by major regulatory bodies such as MHRA, EU, TGA and MCC. Additional information is available at the company’s website at www.stridesarco.com.

Media and investor enquiries

Larry Hamson

General Manager Corporate Relations

Mayne Group Limited

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

Exhibit 4

Media Release

10 February 2005

MAYNE RECEIVES USFDA WARNING LETTER REGARDING

ADVERSE DRUG EVENT REPORTING

Under United States Food and Drug Administration (USFDA) regulations, pharmaceutical companies are required to follow guidelines that deal with the receipt, documentation, assessment and reporting of adverse drug events (ADEs), or suspected adverse patient reactions to medicines, to the appropriate regulatory authorities within a prescribed period of time. These administrative processes are known in the pharmaceutical industry as pharmacovigilance.

Mayne Group Limited (ASX:MAY) today advised that its Mayne Pharma business unit has today received a warning letter from the USFDA relating to its pharmacoviligance processes and procedures. In this letter, the USFDA has advised that it considers Mayne Pharma’s proposed response to be adequate.

The warning letter does not relate to the quality of Mayne Pharma’s products, the processes used for manufacturing its products, or the company’s ability to continue to supply the market. Accordingly, Mayne does not believe there will be a material impact to its fiscal 2005 financial results.

Mayne takes its quality and compliance responsibilities seriously. Prior to the routine audit by the USFDA at Mayne Pharma’s US head office in October and November 2004, Mayne had identified areas for improvement with respect to its procedures for ADE reporting and was in the process of implementing the necessary changes.

The USFDA audit confirmed many of the issues previously identified by Mayne Pharma during its internal review.

Since the audit, Mayne Pharma has worked closely with the USFDA to resolve the issues that were identified and the USFDA has advised that it considers Mayne Pharma’s “proposed corrective actions to be adequate.” Accordingly, Mayne does not consider that there will be a material impact to its operating results.

In making the improvements to its pharmacovigilance program, Mayne Pharma has increased its resources to support ADE reporting, strengthened the procedures for the identification, reporting and follow-up of ADEs, and is in the process of implementing an upgraded training program.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

oooo0000oooo

Media and investor enquiries

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

DEPARTMENT OF HEALTH AND HUMAN SERVICES	Public Health Service Food and Drug Administration Central Region

New Jersey District
	COPY	Waterview Corporate Center
10 Waterview Blvd., 3rd Floor
Telephone (973) 526-6002		Parsippany, NJ 07054

February 1, 2005

WARNING LETTER

CERTIFIED MAIL

RETURN RECEIPT REQUESTED

Mr. Stuart Hinchen

President

Mayne Pharma (USA) Inc.

650 From Road, 2nd Floor

Paramus, New Jersey 07652

FILE NO.: 05-NWJ-10

Dear Mr, Hinchen:

During the period from September 13 through October 6, 2004, Investigator Tara Gooen from our New Jersey District Office conducted an inspection of your firm located at 650 From Road, Paramus, N.J., to determine your firm’s compliance with the Postmarketing Adverse Drug Experience (PADE) reporting requirements of Section 505(k) of the Federal Food, Drug, and Cosmetic Act (the Act) and Title 21, Code of Federal Regulations, section 314.80.

Based on our review of the inspection report, we conclude that your firm violated Section 301(e) of the Act because it failed to comply with 21 CFR 314.80 and Section 505(k)(1) of the Act. Section 505(k)(l) and 21 CFR 314.80 require an applicant to establish and maintain records, and to report certain adverse drug experience information for drugs for which an approved application is in effect.

Deviations from 21 CFR 314.80 include the following:

1. Failure to submit Adverse Drug Experience (ADE) reports to the FDA as required by 21 CFR 314.80(c). Specifically, the following are examples of ADEs or information regarding ADEs that were not submitted to FDA.

Mayne Pharma (USA)	W/L #Q5-NWJ-10
Paramus, New Jersey 07652	February 1, 2005

(a) Two serious and unexpected adverse drug experiences were not submitted to FDA or forwarded to the contracted affiliate responsible for reporting, as required under 21 CFR 314.80(c)(l)(i):

MRN	Product	Medical Event	Date Received
8846	Famotidine Injection	Renal impairment	7/6/04

8445	Famotidine Injection	Multi-organ failure	7/6/04

(b) The follow-up information from a 15-day alert report was not submitted to FDA, as required under 21 CFR 314.80(c)(l)(ii)

MRN	Product	Medical Event	Date Received
5238	Pamidronate Disodium Inj. Solution	Hypercalcemia aggravated, LDH increased, Parathyroid Hormone decreased	5/22/03

(c) Incorrect entry of the “Date Received by Manufacturer” on MedWatch forms for 15-day alert reports caused some reports to be submitted after 15 days had elapsed, in violation of 21 CFR 314.80(c)(l)(i). Your firm should use the date that their business affiliate received the initial report as the time the 15-day reporting clock begins.

MRN	Suspect Mayne Drug	Reported Medical Event (MedDRA terms)	Actual Date of Initial Case Receipt	Date of Initial Case Receipt as Reported	Date Reported	Approx. No. Days Late
7239	Methotrexate Sodium Injection	Lung Infection NOS, Polyarthritis, Tooth Abscess, Pyrexia	30-Dec-03	9-Jan-04	27-Jan-04	13

7677	Methotrexate Sodium Injection	Escherichia bacteracmia, Eschcrichia urinary tract infection	04-Mar-04	16-Mar-O4	31-Mar-04	12

7672	Methotrexate Sodium Injection	Lupus-like syndrome	08-Mar-04	16-Mar-04	31-Mar-04	8

(d) Missing concomitant medications on MedWatch forms for serious, labeled adverse drug experiences, as documented on the initial telephone records by Medical Affairs of the Paramus, NJ facility, as required under 21 CFR 314.80(c)(2)(ii):

2

Mayne Pharma (USA)	W/L #05-NWJ-10
Paramus, New Jersey 07652	February 1, 2005

	Suspect Mayne Drug	Reported Medical Event (MedDRA terms)	Missing Information	Date of Initial Case Receipt
7629	Pamidronate Disodium Injection, Solution	Extravasation NOS	Peroxidine	28-Apr-04

7731	Pamidronate Disodium Injection, Solution	Severe Bone Pain, Pyrexia, Diarrhoea NOS	Aluvite (? illegible)	30-Mar-04

2. Failure to submit serious and unexpected ADE reports within 15 calendar days of the initial receipt of this information by your firm, as required under 21 CFR 314.80(c)(1)(i). Approximately 331 of the 1065 cases (31%) assessed as 15-day alert reports by your firm between 9/1/02 and 9/17/04 were submitted late to FDA, including the following:

MRTV	Product	Date Received	No. Days Late
6605	Morphine	11/21/96	2539

5671	Cytarabine Inj.	4/17/03	124

5476	Cytarabine Inj.	3/17/03	86

5954	Vincristine Sulfate Inj.	9/2/03	54

7637	Methotrexate Sodium Inj.	3/29/04	24

3. Failure to conduct a follow-up investigation into all serious and unexpected ADEs. For example, your firm did not perform a follow-up investigation for the 15-day alert reports with MRN #s 8252(0), 7747(0), 7086(0), and 6816(0), as required by 21 CFR 314.80 (c)(l)(ii).

4. Failure to submit periodic reports to FDA in violation of 21 CFR 3l4.80(c)(2). No periodic reports were submitted concerning the product Paclitaxel Injection, USP, 6mg/mL (ANDA 76-131 and ANDA 76-233), for the dates 10/1/03 to 11/8/03.

In addition, at least one periodic adverse experience (non-serious) was not reported to FDA:

MRN	Product	Medical Event	Date Received
6611	Paclitaxel Inj. Injection	Site reaction, Hypoaestmesia	10/30/03

3

Mayne Pharma (USA)	W/L #05-NWJ-10
Paramus, New Jersey 07652	February 1, 2005

5. Failure to submit quarterly periodic ADE reports within 30 days of the close of the quarter for the following, as required by 21 CFR 314.80(c)(2)(i):

Product	Reporting Interval		Submitted	Late
	Start	End
Pamidronate Disodium Inj. USP, 3 mg/mL, 6 mg/mL, 9 mg/mL ANDA #75-841	9/28/02	12/27/02	7/11/03	166 days

Paclitaxel Inj. USP, 6 mg/mL ANDA #76-13.1	7/1/03	9/30/03	11/17/03	18 days

Paclitaxel Inj. USP, 6 mg/mL ANDA #76-233	7/1/03	9/30/03	11/18/03	19 days

Pamidronate Disodium Inj. USP, 3 mg/mL, 6 mg/mL, 9 mg/mL ANDA #75-841	3/28/04	6/27/04	8/4/04	8 days

6. Failure to develop adequate written procedures for surveillance, receipt, evaluation, and reporting of postmarketing adverse drug experiences to FDA as required by 21 CFR 314.80(b). Specifically, there are no written procedures for the following:

(a) Reviewing and maintaining the Submission Log to ensure that all appropriate information is documented. No procedure exists regarding what information should be recorded and tracked. Currently, the submission date is not always documented and no review of the Submission Log is conducted.

(b) Verification of the monthly medical information metrics, where inaccurate statistics of 100% timely submission of 15-day alert and periodic reports were misreported in July, August, September, November, December 2003, Metrics have not been conducted since April 2004, as required per written procedure. No procedure exists for verifying that the monthly medical information metrics have been performed.

(c) Methods of conducting follow-up investigations of serious, unlabeled events.

4

Mayne Pharma (USA)	W/L #05-NWJ-10
Paramus, New Jersey 07652	February 1, 2005

(d) Training of administrative personnel for proper completion of Complaint and Adverse Event forms. Specifically, personnel have not been trained to capture and report all relevant information necessary to complete the Complaint and Adverse Event form.

(e) Reconciliations with Mayne’s foreign and domestic offices and affiliates to ensure the receipt of all reportable experiences.

(f) Maintaining and updating a list of Mayne’s USA applications and reporting responsibilities to ensure that the contracted affiliate reports or forwards cases, as appropriate.

We received your response letter dated November 3, 2004 and have completed our review of your corrective actions. We consider your proposed corrective actions to be adequate; however, we do have the following questions regarding your responses.

For your response to FDA-483, Observation 1 (c), regarding the reporting of both mmol and pmol as parathyroid serum levels, you include in your corrective action plan (attachment 7) a corrected CIOMS form for MRN 5238, dated 5/22/2003, The most recent CIOMS form for MRN 5238 in our Adverse Event Reporting System (AERS) database is dated 5/14/2003. Please let us know if you have submitted your revised CIOMS report, dated 5/22/2003, to FDA.

In your response to the FDA-483, Observation 4 regarding your investigations of serious adverse drug experiences, we understand your proposed revised procedures but it is not clear whether you have, or intend to, submit followup reports to the four cases referenced by Investigator Gooen in this observation.

In your response to Observation 5 (a), you state that you did not have an identifiable patient for reporting purposes. Our review of your handwritten notes on the Customer Inquiry Form in question (dated 5/13/04, product: Methotrexate, reporter: Don Schmidt) indicates that the patient experienced “pressure under his ribcage”. Knowledge that the patient was a male is sufficient to qualify as an “identifiable patient” and therefore would have given you the four elements necessary for submission of an ADE report to the FDA. See Draft Guidance for Industry: Postmarketing Safety Reporting for Human Drug and Biological Products Including Vaccines, March 2001, at p. 9. Another deficiency noted on this form was that the reporter’s name was incorrectly entered on the line reserved for patient identification. The ADE report referenced in Observation 5 (b) is another example of an ADE report that should have been adequately investigated and classified as an ADE and not a product complaint.

5

Mayne Pharma (USA)	W/L #05-NWJ-10
Paramus, New Jersey 07652	February 1, 2005

FDA expects drug manufacturers to establish reasonable mechanisms to assure that all adverse drug experiences are recorded, evaluated and submitted to the FDA within established timeframes as required under 21 CFR 314.80. On page 8 of your response you discuss the fact that your firm was unable to meet regulatory requirements for the reporting of serious and unexpected adverse events because you lacked the resources to process the increasing number of ADEs associated with your acquisition of several new NDAs/ANDAs. Your most immediate corrective action is to ensure that you have adequate numbers of qualified individuals to process all drug safety issues.

You should take prompt action to correct these deviations. Failure to promptly correct these deviations may result in regulatory action without further notice. These actions include but are not limited to seizure and/or injunction. Federal agencies are advised of the issuance of all Warning letters about drugs and devices so that they may take this information into account when considering the award of contracts.

Neither the above list of deviations nor the Form FDA 483 Inspectional Observations, which was presented to and discussed with you, Stuart Hinchen, at the conclusion of the inspection, are intended to be an all-inclusive list of deficiencies at your facility. It is your responsibility to ensure adherence with each requirement of the act and its regulations. We will confirm the adequacy of all your proposed corrections during our follow-up inspection.

You should notify this office in writing within 15 working days of receipt of this letter of your answers to the specific questions identified above, as well as any additional steps taken to correct the noted violations. If corrective action cannot be completed within 15 working days, state the reason for the delay and the time within which the corrections will be completed.

Your reply should be sent to the Food and Drug Administration, New Jersey District Office, 10 Waterview Blvd, 3rd Floor, Parsippany, New Jersey 07054, Attention: Andrew Ciaccia, Compliance Officer.

Very truly yours,

Douglas I. Ellsworth

District Director

New Jersey District Office

6

DEPARTMENT OF HEALTH AND HUMAN SERVICES PUBLIC HEALTH SERVICE CENTRAL REGION FOOD AND DRUG ADMINISTRATION WATERVIEW CORPORATE CENTER 10 WATERVIEW BLVD 3RD FLOOR PARSIPPANY, NJ 07054		1330 U.S. POSTAGE PB3591550 7340 $04.650 FEB 08 2005 3299 MAILED FROM ZIP CODE 07054

Official Business Penalty for Private Use _300

Stuart Hinchen President Mayne Pharma (USA) Inc. 650 From Road, 2nd Floor Paramus, New Jersey 07652

0765243517

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:		/s/ Karen Kee
	Name:	Karen Kee
	Title:	Company Secretary

Date: 10 February 2005